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December 17, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jay Ingram
Alfred Pavot
Tracey Smith
Asia Timmons-Pierce

Re:	The New Home Company LLC
Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-189366)

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). We will also provide courtesy copies of Amendment No. 6 to the Registration Statement, as filed and marked to indicate the changes made from the filing of Amendment No. 5 to the Registration Statement with the Commission on July 18, 2013.

Please direct any further communications relating to this filing to the undersigned at (212) 839-5374.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb
Edward F. Petrosky
Casey T. Fleck
Julian Kleindorfer